Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and nine months ended November 30, 2010

January 14, 2011

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2010 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and waters. The Company’s bottling plant provides bottling services for the Company’s own products and for external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, Leading Brands uses the non-GAAP measures “EBITDAS”, “Net income before stock based compensation”, “Margin”, “Margin %”, and “Total Net Working Capital” to make strategic decisions and to provide investors with a basis to evaluate operating performance and ability to incur and service debt. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income before stock based compensation. In addition included in other information on page 8 of this report are tables calculating EBITDAS, Margin, Margin %, and Total Net Working Capital.

Overall Performance

During the three months ended November 30, 2010 the Company improved its margin percentage from 40.2% in the quarter ended November 30, 2009 to 44.4% in the quarter ended November 30, 2010. This improvement in margins is driven by the company’s continued focus on higher margin products and improved operating efficiency.

For the three months ended November 30, 2010, the Company reported gross sales of $4.2 million and net income of $46,588 as compared to gross sales of $4.7 million and net income of $66,287 in the corresponding quarter of the prior year. Net income for the third quarter was generally consistent with the same period in the prior year. Net income improved substantially compared to the prior quarter due to the significant stock based compensation expense recognized in the second quarter. Total stock based compensation expense reported in the quarter was $205,539 compared to $1,181,098 in the second quarter and $52,108 in the same quarter of the prior year. EBITDAS for the quarter was $525,323 compared to $445,341 in the same period of 2009. The increase in EBITDAS is explained by improved margins. EBITDAS for the nine months ended November 30, 2010 was $2,561,097 compared to $2,609,670 in 2009. For the nine months ended November 30, 2010 the company generated a net loss of $94,260 compared to net income of $1,078,218 for the same period in the prior year. Total stock based compensation expense reported in the first nine months of 2010 was $1,456,425 compared to $190,823 in the first nine months of 2009. The substantial increase in stock based compensation expense relative to 2009 explains the decline in net income in 2010.

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2010 and are available in the February 28, 2010 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in Note 8 and Note 9 of the quarterly financial statements.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	November 30, 2010	November 30, 2009	Change
Manufactured Products	$3,862,861	$4,326,753	$(463,892)
Purchased Products	307,668	341,173	(33,505)
Total Gross Revenue	$4,170,529	$4,667,926	$(497,397)
Discounts, Allowances and Rebates	(300,793)	(317,223)	16,430
Net Revenue	$3,869,736	$4,350,703	$(480,967)

Gross revenue for the quarter ended November 30, 2010 was $4,170,529 compared to $4,667,926 for the same period of the previous year, representing a decrease of 10.7% . The decrease of $497,397 in gross revenue for the quarter ended November 30, 2010 was the result of the following:

  decreased revenue from manufactured products of $463,892 due primarily to reduced volume from a substantial co-pack customer and lower levels of promotion for the Company’s branded beverage during the period; and, decreased revenue from products that the Company purchases for resale of $33,505 related to a brand the Company licenses from a third party for resale.

Discounts, rebates and slotting fees for the quarter ended November 30, 2010 decreased $16,430 compared to the same period of the prior year as a result of lower discounts primarily attributable to the overall decline in sales of manufactured and purchased products.

	Nine months ended	Nine months ended
Revenue	November 30, 2010	November 30, 2009	Change
Manufactured Products	$14,581,829	$15,089,576	$(507,747)
Purchased Products	1,400,479	2,101,330	(700,851)
Total Gross Revenue	$15,982,308	$17,190,906	$(1,208,598)
Discounts, Allowances and Rebates	(1,109,581)	(1,318,223)	208,642
Net Revenue	$14,872,727	$15,872,683	$(999,956)

Gross revenue for the nine months ended November 30, 2010 was $15,982,308 compared to $17,190,906 for the same period of the previous year, representing a decrease of 7.0% . The decrease in gross revenue of $1,208,598 for the nine months ended November 30, 2010 is explained by the following:

  decreased revenue from certain of the company’s branded beverages in 2010; and
  decreased revenue from products that the Company purchases for resale of $700,851 due to discontinuation of low margin food products and reduced revenue from a brand the Company licenses for resale.

Discounts, rebates and slotting fees for the nine months ended November 30, 2010 decreased $208,642 compared to the same period of the prior year as a result of lower discounts for products that the Company manufactures in the amount of $144,171 and lower discounts for products that the Company purchases for resale of $64,471. These declines are consistent with the overall decline in sales volume.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2010	November 30, 2009	Change
Manufactured Products	$1,957,843	$2,376,986	$(419,143)
Purchased Products	195,360	225,882	(30,522)
Total	$2,153,203	$2,602,868	$(449,665)

Cost of sales for the quarter ended November 30, 2010 were $2,153,203 compared to $2,602,868 for the same period of the previous year, representing a decrease of 17.3% . The $449,665 decrease in cost of sales for the quarter ended November 30, 2010 was the result of the following:

  decreased cost of sales of manufactured products of $419,143 primarily on account of a decrease in sales volumes; and, decreased cost of sales from products that the Company licenses for resale of $30,522 primarily attributable to the decline in sales volume of products purchased for resale.

	Nine months ended	Nine month ended
Cost of Sales	November 30, 2010	November 30, 2009	Change
Manufactured Products	$7.253,473	$7,880,089	$(626,616)
Purchased Products	914,067	1,501,959	(587,892)
Total	$8,167,540	$9,382,048	$(1,214,508)

Cost of sales for the nine months ended November 30, 2010 was $8,167,540 compared to $9,382,048 for the same period of the previous year, representing a decrease of 12.9% . The decrease of $1,214,508 in cost of sales for the nine months ended November 30, 2010 was the result of the following:

  decreased cost of sales of manufactured products of $626,616 due to decreased sales volume partly offset by improved operational efficiency; and, decreased cost of sales from products that the Company purchases for resale of $587,892 due to the discontinuation of the low margin food products and decreased volume of a brand the Company licenses for resale.

Margin

	Quarter ended	Quarter ended
Margin	November 30, 2010	November 30, 2009	Change
Manufactured Products	$1,631,884	$1,632,545	$(661)
Manufactured Purchased Products	84,649	115,290	(30,641)
Total	$1,716,533	$1,747,835	$(31,302)
Margin percentage	44.4%	40.2%	4.2%

Margin for the quarter ended November 30, 2010 was $1,716,533 compared to $1,747,835 for the same quarter of the previous year, representing an increase in margin percentage of 4.2% . The decrease of $31,302 in margin for the three months ended November 30, 2010 was the result of the following:

  margin from manufactured products was generally consistent with the third quarter of 2009; while margin from products that the Company purchases for resale declined by $30,641 as a result of decreased sales volumes of brands the Company licenses for resale.
	Nine months ended	Nine months ended
Margin	November 30, 2010	November 30, 2009	Change
Manufactured Products	$6,376,323	$5,891,264	$485,059

Purchased Products	328,864	599,371	(270,507)
Total	$6,705,187	$6,490,635	$214,552
Margin percentage	45.1%	40.9%	4.2%

Margin for the nine months ended November 30, 2010 was $6,705,187 compared to $6,490,635 for the same period of the previous year, representing an increase in margin percentage of 4.2% . The increase of $214,552 in margin for the nine months ended November 30, 2010 was the net result of the following:

  increased margin from manufactured products of $485,059 due to the Company focusing its efforts on areas that are more profitable while continuing to drive operational efficiencies; partly offset by, decreased margin from products that the Company purchases for resale of $270,507 due to the discontinuation of the low margin food products and decreased volume of a brand that the Company licenses for resale.

Selling, General and Administration Expenses

Selling, general and administration expenses increased by $153,875 (11.3%) from $1,360,268 in the same quarter of the prior year to $1,514,143 in the quarter ended November 30, 2010. The increase is explained generally by the following:

  a $121,029 increase in administration costs primarily explained by a $153,431 increase in stock based compensation expense, partially offset by declines in professional fees and telecommunication costs;
  a $21,218 increase in selling and marketing costs attributable to focused marketing efforts.

Finance Expense

Interest expense decreased from $53,465 in the quarter ended November 30, 2009 to $39,983 in the quarter ended November 30, 2010 due to lower average borrowing levels. Interest on long term debt decreased from $179,290 for the nine months ended November 30, 2009 to $131,476 for the nine months ended November 30, 2010 due to lower average borrowing levels.

Income Tax Expense

For the quarter ended November 30, 2010, the Company recorded income tax expense of $56,243 compared to $91,290 in the same quarter of the prior year. For the nine months ended November 30, 2010 the company recorded income tax expense of $547,051 compared to $616,250 in the same period of the prior year. Despite the decline in income relative to 2009, the effective tax rate takes in to account the non-deductibility of the stock based compensation expense.

Related Party Transactions

Related party transactions are included in the accounts of the Company as follows:

	Three months ended		Nine months ended
	November 30		November 30
	2010	2009	2010	2009

Incurred consulting fees with a company related by a director in common	$21,000	$21,000	$63,000	$63,000
Incurred professional service fees with a company related by a director in common	$132,000	$118,800	$396,000	$356,000
Incurred marketing consulting services with a company related by a director in common	$17,200	$14,350	$50,200	$49,000
Incurred consulting fees with a company related by an officer in common	$61,479	$46,364	$177,652	$134,310
Incurred services from a company related by a director in common	$1,109	$610	$3,508	$2,400

Summary of Quarterly Results

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 28 (Q4)
	2010	2009	2010	2009	2010	2009	2010	2009
Net sales / operating revenue	$ 3,869,736	$ 4,350,703	$ 5,866,609	$ 6,112,917	$ 5,136,382	$ 5,409,063	$ 4,653,550	$ 5,677,033
Net income (loss)	$ 46,588	$ 66,288	($ 549,072)	$ 809,455	$ 408,224	$ 202,474	$ 99,639	($ 4,281,985)
Net income (loss) per share	$0.01	$0.02	($ 0.14)	$0.20	$0.10	$ 0.05	$0.03	($ 1.07)
Net income (loss) per share, diluted	$0.01	$0.02	($ 0.14)	$0.20	$0.10	$ 0.05	$0.03	($ 1.07)

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

The company recognizes stock based compensation expense, as a selling, general and administration expense, this non-cash charge relates to options granted to officers and directors of the company and certain members of the senior management team. Net Income (loss) before stock based compensation expense would be as follows:

	November		August 31		May 31		February 28
	2010	2009	2010	2009	2010	2009	2010	2009
Net income (loss)	$ 46,588	$ 66,288	($ 549,072)	$ 809,455	$ 408,224	$ 202,474	$ 99,639	($ 4,281,985)
Stock based compensation	$ 205,539	$ 52,108	$ 1,181,098	$ 66,706	$ 69,787	$ 72,010	$ 58,619	$ 80,521
Net income (loss) before stock based compensation expense	$ 252,127	$ 118,396	$ 632,026	$ 876,161	$ 478,011	$ 274,484	$ 158,258	($ 4,201,464)

Cash flows

Cash provided by	Quarter ended	Quarter ended
(used in):	November 30, 2010	November 30, 2009	Change
Operating activities	$864,068	$781,457	$82,611
Investing activities	$(125,945)	$(143,559)	$17,614
Financing activities	$(765,088)	$(487,128)	$(277,960)

During the quarter, cash generated from operating activities increased by $82,611 compared to the same period a year earlier. The increase in cash generated from operating activities is primarily a result of the increase in EBITDAS partially offset by a reduction in cash provided by changes in non-cash working capital. The change in non-cash working capital resulted from significant reductions in accounts receivable and inventory during the period offset by significant reductions in accounts payable and accrued liabilities. In the quarter ended November 30, 2010 more cash was provided by a significant decrease in accounts receivable during the period relative to the same quarter in the prior year.

The reduction in cash utilized for investing activities is attributable to a reduction in discretionary capital expenditures during the period. During the quarter the company invested $125,945 in Property, Plant and Equipment compared to $143,559 in the third quarter of 2009.

Cash utilized for financing activities was $765,088 during the quarter, representing an increase of cash utilized for financing activities of $277,960 compared to the same quarter in 2009. The increase in cash utilized by financing activities is a result of increased share repurchases and additional debt repayment relative to the quarter ended November 30, 2009. During the quarter, the company repurchased 142,200 shares at a cost of $342,798.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2010	November 30, 2009	Change
Operating activities	$2,327,782	$3,624,401	$(1,296,619)
Investing activities	$(542,179)	$(223,259)	$(318,920)
Financing activities	$(1,418,359)	$(2,591,740)	$1,173,381

The reduction in cash generated from operating activities for the nine months ended November 30, 2010 was primarily a result of changes in the accounts receivable and inventory balances compared to the same period of the prior year. In the nine months ended November 30, 2009 cash was generated by substantial reductions in accounts receivable and inventory that did not recur in the nine months ended November 30, 2010.

The increase in cash utilized for investing activities was related to the purchase of property, plant and equipment, mostly for equipment to improve the efficiency of the bottling plant and to allow the plant to produce new package types.

The reduction in cash utilized for financing activities is principally related to the full repayment of bank indebtedness in the nine months ended November 30, 2009, partially offset by share repurchases pursuant to the ramp up of the share repurchase plan in 2010.

Liquidity and Capital Resources

As at November 30, 2010, the Company had total net working capital of $2,479,438. In addition, at November 30, 2010 the Company had $1,120,000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At November 30, 2010 this credit facility was unutilized.

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at November 30, 2010.

Considering the positive net working capital position, including the cash and cash equivalents on hand at November 30, 2010, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Disclosure of Outstanding Share Data

At January 14, 2011, the Company had 3,745,586 issued and outstanding common shares excluding the 50,300 held in treasury, 969,000 issued and outstanding stock options, of which 725,371 were vested, and 363,400 issued and outstanding common share purchase warrants.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive officer and the acting Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management have also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with Canadian generally accepted accounting principles. Other than the departure of our CFO, Donna Louis, and transitional issues relating thereto, there have been no material changes in the Company’s internal control over financial reporting during the period, which would materially affect, or is likely to materially affect, the company’s internal controls over financial reporting.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal control over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Changes in Accounting Policies including Initial Adoption

In February 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable profit-oriented enterprises. Publicly accountable profit-oriented enterprises will be required to use IFRS for interim and annual periods for fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. Since the Company trades exclusively in the US, the Company has decided to convert to US GAAP as of the above transition date.

OTHER INFORMATION

EBITDAS	Three months ended November 30		Nine months ended November 30
	2010	2009	2010	2009

Net income (loss)	$46,588	$66,287	$(94,260)	$1,078,218
Add back:
Interest on long-term debt	39,813	53,427	130,656	172,130
Interest on current debt	170	38	820	7,160
Income Tax expense	56,243	91,290	547,051	616,250
Depreciation and amortization	176,970	182,191	520,405	545,089
Stock Based Compensation expense	205,539	52,108	1,456,425	190,823

EBITDAS	$525,323	$445,341	$2,561,097	$2,609,670

Margin

Net revenue	$3,869,736	$4,350,703	$14,872,727	$15,872,683
Less: Cost of Sales	(2,153,203)	(2,602,868)	(8,167,540)	(9,382,048)
Margin	$1,716,533	$1,747,835	$6,705,187	$6,490,635

Margin %

Margin	$1,716,533	$1,747,835	$6,705,187	$6,490,635
Net Revenue	$3,869,736	$4,350,703	$14,872,727	$15,872,683
Margin % of Net Revenue	44.4%	40.2%	45.1%	40.9%

	November 30	February 28
Total Net Working Capital	2010	2010

Total Current Assets	$5,012,952	$4,949,081
Less: Total Current Liabilities	(2,533,514)	(3,523,788)
Total Net Working Capital	$2,479,438	$1,425,293

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2011 and thereafter;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.